                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 10, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                             13D - AMENDMENT NO. 3

The undersigned hereby amend their Schedule 13D Statement dated July 29, 1999, as amended by Amendment No. 1 dated August 16, 1999, as further amended by Amendment No. 2 dated August 24, 1999 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Birmingham Steel Corporation as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         On September 10, 1999, John D. Correnti and International Steel Associates, Inc., an Arkansas corporation solely owned by Mr. Correnti, entered into a Consulting Agreement effective as of July 1, 1999 with United Company, the lead shareholder of the Group, whereby International Steel Associates, Inc. will perform certain consulting services for the Group during the Group's proxy solicitation. A copy of the Consulting Agreement is attached hereto as Exhibit G.

         Contemporaneously with the execution of the Consulting Agreement, United Company entered into a Stock Option Agreement effective as of July 1, 1999 with Mr. Correnti whereby United Company granted Mr. Correnti an option to purchase from affiliates of United Company 100,000 shares of the Company's common stock at an exercise price of $4.88 (the "Option Agreement"). A copy of the Option Agreement is attached here to as Exhibit H.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Option Agreement, United Company has granted Mr. Correnti an option to purchase from affiliates of United Company 100,000 shares of the Company's common stock at an exercise price of $4.88. A copy of the Option Agreement is attached hereto as Exhibit H.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     ITEM 7 is hereby amended to add the following:

     Exhibit G:     Consulting Agreement by and among International Steel
                    Associates, Inc., John D. Correnti, and The United Company

     Exhibit H:     Stock Option Agreement by and between The United Company and
                    John D. Correnti

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 1999

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   ---------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   ---------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing Director

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President

                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg